FORM 12b-25	SEC FILE NUMBER
001-36200

NOTIFICATION OF LATE FILING	CUSIP NUMBER
G6855A103

(Check one): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐  Form 10-D    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION Oxford Immunotec Global PLC
Full Name of Registrant N/A
Former Name if Applicable 94C Innovation Drive, Milton Park
Address of Principal Executive Office (Street and Number) Abingdon OX14 4RZ, United Kingdom
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oxford Immunotec Global PLC (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2018 (“Form 10-K”) by the March 18, 2019 filing due date applicable to accelerated filers because the Company requires additional time to complete its review procedures, primarily with respect to its accounting for income taxes and related disclosures in the financial statements. In November 2018, the Company closed the sale of its U.S. laboratory services business to Quest Diagnostics Inc. (the “Quest Transaction”). Due to the complexity of accounting for and restating the Company's financial statements for the reported year and prior periods to reflect discontinued and continuing operations following the Quest Transaction, particularly with regard to the provision for income taxes, management has determined that it requires additional time to complete its review of the Company's financial statements and other disclosures in the Form 10-K.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard M. Altieri Chief Financial Officer	508	481-4648
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [  ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oxford Immunotec Global PLC (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2019	By	/s/ Richard M. Altieri Richard M. Altieri Chief Financial Officer